Letterhead of William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
Post Office Box 1046
Dallas, Texas 75221-1046
6565 North MacArthur Blvd., Suite 800
Irving, Texas 75039
Phone: 214-689-4325
May 2, 2008
Via EDGAR and Federal Express
Mr. John Cash
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:	Commercial Metals Company Form 10-K for the fiscal year ended August 31, 2007 File No. 1-4304
Dear Mr. Cash:
Commercial Metals Company (the Company) received your letter dated April 21, 2008 by fax on April 21, 2008. The Company submits the following response to your letter which for ease of reference is replicated by point.
Form 10-K for the fiscal year ended August 31, 2007
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Account Policies — Revenue Recognition, page 46
1.	We have read your response to our prior comment one and have the following additional comments:
•	In order for your readers to fully understand your statement “When the Company estimates that a contract with a customer will result in a loss, the entire loss is accrued as soon as it is probable and estimable.” Please clarify in your significant accounting policies that you use percentage of completion accounting as prescribed by SOP 81-1 for long-term contracts.
Response: The Company acknowledges the Staff’s comment and will revise our future filings to clarify our significant accounting policies related to long-term contracts as prescribed by SOP 81-1.
•	Please expand your business section to provide the clarifying information you provided in your response to the third, fourth and fifth bullets of our prior comment one.
Response: The Company acknowledges the Staff’s comment and will revise our future filings to address the above items.
2.	We note your response to our prior comment three. Please expand your disclosures in future filings to provide such clarifying information. In addition, please expand your disclosures to clarify why CMCRV had yet to sell the receivables to third parties. In situations where you don’t expect the receivables to be sold, please disclose why not and also the impact, if any, on your liquidity. Also, in future filings please expand your disclosures to clarify why you have not recorded a servicing asset or liability.
Response: The Company acknowledges the Staff’s comment and will revise our future filings to address the above items.

Mr. John Cash
May 2, 2008

Please contact the undersigned at (214) 689-4325 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information in respect to these responses.
Very truly yours,
/s/ William B. Larson
cc:	Murray R. McClean — President and Chief Executive Officer
David M. Sudbury — Senior Vice President, Secretary and General Counsel
Leon K. Rusch — Controller
Audit Committee of Board of Directors
William R. Hays, III, Haynes and Boone LLP
Jens Mielke, Deloitte & Touche LLP